Return to Descartes Systems 6-K
EXHIBIT 2

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Management Discussion & Analysis
Fiscal 2005 Second Quarter
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The Descartes Systems Group Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Management Discussion and Analysis of Financial Condition and Results of Operations and Certain Factors That May Affect Future Results (collectively, the "MD&A") contain references to Descartes using the words "we," "us," "our," and similar words and the reader is referred to using the words "you," "your" and similar words.

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2005, is referred to as the "current fiscal year," "fiscal 2005," "2005," or using similar words. The previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year," "fiscal 2004," "2004," or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2008 refers to the annual period ending January 31, 2008 and the "first quarter of 2008" refers to the quarter ending April 30, 2007.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators ("NI 51-102"). This MD&A is prepared as of September 2, 2004. You should read the MD&A in conjunction with our unaudited consolidated financial statements for our second quarter of fiscal 2005 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2004 that are included in our most recent Annual Report to Shareholders (the "2004 Annual Report"). The MD&A in the 2004 Annual Report was prepared with reference to NI 51-102. As it relates to our financial condition and results of operation for the second quarter of 2005, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2004 Annual Report.

We prepare and file our consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). All dollar amounts that we use in this MD&A are in US currency, unless we indicate otherwise.

Additional information about Descartes, including copies of our continuous disclosure materials such as our annual information form, is available through the SEDAR website at http://www.sedar.com/, through the EDGAR website at http://www.sec.gov, or on our website at http://www.descartes.com/.

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OVERVIEW

We are a global provider of supply chain solutions that help companies reduce costs, save time, and enhance customer satisfaction. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. We sell our solutions the way our customers want to buy them. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary target industries are retail, consumer product goods, manufacturing and transportation.

The Market

Supply chain management has been changing over the past several years as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for end-to-end solutions that combine business document exchange and mobile and wireless applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. We are helping our customers take advantage of the real-time supply chain market by offering end-to-end solutions that leverage our strengths and capabilities in SCE, MRM and business document exchange.

Solutions
Our solutions are offered as suites to our target industries. Modular in approach, the industry-focused suites enable our customers to purchase and use one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Helping us to develop and support our solutions is the Logistics Network Operating System™ (LNOS)

built on the Microsoft .NET framework. The LNOS is the foundation or architecture upon which our newer product suites operate enabling us to offer end-to-end enterprise solutions.

Sales and Distribution

Our sales efforts are directed toward specific industries primarily in retail, consumer product goods, manufacturing, and transportation services. Our sales staff seeks to build long-term relationships with customers and end-users of our products. The sales force is trained to sell across our solutions, targeting specific industry verticals and regional markets. We promote our products primarily through direct sales techniques aimed at existing and potential users of our products. Channel partners include distributors and value-added resellers. Partnerships play a central role in our strategy to address both existing and future customers.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs and direct corporate marketing efforts.

Previously Announced Developments (the "Recent Events")
Management Changes - On May 6, 2004 we announced the termination of Manuel Pietra as Chief Executive Officer and President of Descartes effective immediately. Art Mesher, Executive Vice-President, Strategic Development and Brandon Nussey, Chief Financial Officer, have been temporarily appointed to replace him and together form the Office of the Chief Executive Officer reporting to the Board of Directors.

Expense Reduction Initiatives - On May 17, 2004, we announced that we were taking action to significantly reduce expenses and implement a downsizing of our global staff. In addition, we announced we would be closing certain offices, and canceling certain leases, consulting and other

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operating contracts. The focus of the downsizing was our regional operational structure and has resulted in a significantly smaller global direct sales force and management level of the organization. On September 2, 2004, we announced that we found and acted upon additional opportunities for cost savings, particularly in the area of staff reductions. The aggregate result of these initiatives was a downsizing of the global workforce by approximately 45 percent. In relation to these expense reduction initiatives, we recorded a charge of approximately $7.4 million in the second quarter of 2005. Additionally, as indicated in our May 17, 2004 press release, we reviewed our assets for redundancy. As a result, we recorded a non-cash charge of $5.8 million in the second quarter of 2005 related to the write-down of assets such as leaseholds, office furniture, and employee and network computer hardware and software. The impact of the expense reduction initiatives on our financial condition and results of operation is discussed in more detail later in this MD&A.

Class Action Litigation - On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Subsequently, three additional complaints have been filed making substantially similar allegations, and it is possible that one or more additional or amended complaints may follow. We believe all such claims are without merit and intend to vigorously defend all matters.

Adjustments to Fiscal 2004 Unaudited Financial Statements - On May 25, 2004, we announced the completion of the audit of our fiscal 2004 financial statements, which audited statements included certain adjustments from the unaudited fiscal 2004 financial results that had previously been released on March 10, 2004.

First Quarter Fiscal 2005 Financial Results Below Expectations - On May 6, 2004, we announced that our financial results for the first quarter of fiscal 2005 would be materially below expectations set forth in our March 10, 2004 press release. We provided an update on our expectation for these financial results on May 10, 2004 and released unaudited financial results on June 2, 2004.

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CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Second Quarter of		First Two Quarters of
	2005	2004	2005	2004
Total revenues	11.1	15.2	24.3	29.4
Cost of revenues	5.9	4.7	11.4	9.5
Gross margin	5.2	10.5	12.9	19.9
Operating expenses	13.2	11.6	30.0	24.4
Net margin	(8.0)	(1.1)	(17.1)	(4.5)
Acquisition-related expenses	(1.0)	(1.3)	(20.1)	(2.7)
Restructuring costs and asset impairment	(13.2)	(12.5)	(13.7)	(16.1)
Loss from operations	(22.2)	(14.9)	(50.9)	(23.3)
Other income (expense)	(0.4)	0.2	(0.6)	(0.4)
Loss before income taxes	(22.6)	(14.7)	(51.5)	(23.7)
Income tax expense	(0.1)	-	(0.1)	-
Loss	(22.7)	(14.7)	(51.6)	(23.7)

LOSS PER SHARE - BASIC AND DILUTED	(0.56)	(0.29)	(1.27)	(0.46)
WEIGHTED AVERAGE SHARES OUTSTANDING BASIC AND DILUTED	40,706	50,470	40,706	51,335

Our total revenues for the second quarter and first two quarters of 2005 were $11.1 million and $24.3 million respectively, compared to $15.2 million and $29.4 million respectively, for the same periods in 2004.

Total revenues consist of services revenues and license revenues. Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

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The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	Second Quarter of		First Two Quarters of
	2005	2004	2005	2004
Services revenues	10.3	12.4	21.8	24.6
Percentage of revenues	93%	82%	90%	84%

License revenues	0.8	2.8	2.5	4.8
Percentage of revenue	7%	18%	10%	16%
Total revenues	11.1	15.2	24.3	29.4

Our services revenues for the first two quarters of 2005 were $21.8 million, an 11 percent decline from the same period in 2004. For the second quarter of 2005 our services revenues were $10.3 million, a 17 percent decline from the same period in 2004. The decline in services revenues was primarily due to the loss of certain customers on our network-based applications, largely in our 20/20 Visibility application and business document exchange services. These customer losses resulted from various factors including our own decision to exit certain unprofitable customer relationships, customers deciding to perform the service in-house, and, in some cases, switching to alternative providers of such services. Additionally, in the second quarter, revenues from professional services related to implementation of our routing and scheduling applications have decreased due to the conclusion of previously undertaken larger scale projects and decreased deal activity in prior quarters resulting in fewer newly initiated projects.

As a percentage of total revenues, our services revenues for the second quarter and first two quarters of 2005 were 93 percent and 90 percent respectively, compared to 82 percent and 84 percent respectively, for the same periods in 2004. The higher percentage of services revenues is related to our focus of driving services revenue from our existing customer base and in concluding transactions with fees connected to the implementation and use of our software applications.

Our license revenues for the first two quarters of 2005 were $2.5 million, a 48 percent decline from the same period in 2004. For the second quarter of 2005 our license revenues were $0.8 million, a decline of $2.0 million, or 71 percent, from the same period in 2004. This decline of license revenues in the second quarter of 2005 accounts for the bulk of the fiscal year-to-date decrease in license revenues. Our focus in the second quarter of 2005 on driving services revenues contributed to the decline in license revenue. In addition, historically our license revenues have principally derived from new transactions with customers. Following the public announcements we made in connection with Recent Events (detailed on pages 3 and 4 of this MD&A), some potential customers either delayed their decision to license our products or selected alternative providers, thereby reducing the number of new transactions in the quarter.

Cost of revenues for the second quarter and first two quarters of 2005 were $5.9 million and $11.3 million respectively, compared to $4.7 million and $9.5 million respectively, for the same periods in 2004.

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The following table provides an additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Second Quarter of		First Two Quarters of
	2005	2004	2005	2004
Services
Services revenues	10.3	12.4	21.8	24.6
Cost of services revenues	5.7	4.3	10.9	8.6
Gross margin	4.6	8.1	10.9	16.0
Gross margin percentage	45%	65%	50%	65%

Licenses
License revenues	0.8	2.8	2.5	4.8
Cost of license revenues	0.2	0.4	0.5	0.9
Gross margin	0.6	2.4	2.0	3.9
Gross margin percentage	75%	86%	80%	81%

Total
Revenues	11.1	15.2	24.3	29.4
Cost of revenues	5.9	4.7	11.4	9.5
Gross margin	5.2	10.5	12.9	19.9
Gross margin percentage	47%	69%	53%	68%

Cost of services revenues consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support, to our customers. Costs of services revenues were higher for both the second quarter and the fiscal year-to-date as compared to the same periods in 2004, primarily due to increased reliance in the first and second quarter on third-party professional services providers and other costs associated with making our supply chain services more available in certain overseas markets.

Gross margin percentage for service revenues for the first two quarters of 2005 was 50 percent compared to 65 percent for the same period in 2004. For the second quarter of 2005, the gross margin percentage for service revenues was 45 percent compared to 65 percent for the same period in 2004. The decrease in margin was primarily due to higher costs associated with professional service providers incurred in connection with some services relationships coupled with the reductions in license revenue described above.

Cost of license revenues consists of costs related to our sale of third-party software such as third-party license fees, referral fees and/or royalties. Costs of license revenues were lower for both the second quarter and the fiscal year-to-date as compared to the previous fiscal year, primarily as a result of a reduced level of license revenues resulting in lower third-party royalty costs connected with the license of our supply chain solutions.

Gross margin percentage for license revenues for the first two quarters of 2005 were 80 percent compared to 81 percent for the same period in 2004. For the second quarter of 2005, the gross margin rate of license revenues was 75 percent compared to 86 percent for the same period in 2004 - a decrease principally contributed to by completing a higher percentage of transactions that included third-party software.

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Operating expenses (consisting of sales and marketing, research and development, and general and administrative expenses) were $13.2 and $11.6 million for the second quarter of 2005 and 2004 respectively. Operating expenses were $30.0 million and $24.4 million for the first two quarters of 2005 and 2004 respectively. The higher operating expenses are primarily due to the inclusion of $2.0 million in one-time expenses related to severance costs and contract termination fees in the first quarter as part of our expense reduction initiatives, higher professional fees including a reserve for anticipated defense costs relating to the class action lawsuit, and higher bad debt expenses.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	Second Quarter of		First Two Quarters of
	2005	2004	2005	2004
Total revenues	11.1	15.2	24.3	29.4

Sales and marketing	5.7	6.8	13.8	13.8
Percentage of revenues	51%	45%	57%	47%

Research and development	2.8	2.1	6.6	4.2
Percentage of revenues	25%	14%	27%	14%

General and administrative	4.7	2.7	9.6	6.4
Percentage of revenues	42%	18%	40%	22%
Total operating expenses	13.2	11.6	30.0	24.4

Sales and marketing expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses for the second quarter of 2005 were $5.7 million, a decline of 16 percent from the same period in 2004. The decrease was primarily attributable to a reduction in our sales force and marketing department in connection with our recent restructuring initiatives. Sales and marketing expenses were $13.8 million for each of the first two quarters of 2005 and 2004. The cost savings from the reduction of our sales force and marketing department in the second quarter of 2005 were offset by sales training initiatives for our supply chain solution launches in the first quarter of 2005 and bad debt expenses. Sales and marketing as a percentage of revenues was 57 percent and 47 percent for the first two quarters of 2005 and 2004 respectively.

Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expense all costs related to research and development. The increase in research and development costs for the first two quarters of 2005, compared to the first two quarters of 2004, was primarily attributable to the termination of a professional services agreement for the outsourcing of product development and increased investment in the development of our supply chain solutions. The research and development expense for the second quarter of 2005 is up slightly over the second quarter of 2004, principally due to continued development of our LNOS group of products.

General and administrative expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $9.6 million and $6.4 million for the first two quarters of 2005 and 2004 respectively. The increase in general and administrative expenses in 2005 is primarily attributable to severance costs of

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approximately $1.5 million included in the first quarter of 2005 relating to the departure of various members of senior management. Additionally, general and administrative expenses increased due to the reserve for anticipated defense costs relating to the class action lawsuit and an increase in professional fees in the second quarter of 2005.

Acquisition-related expenses include amortization and impairments of goodwill and intangible assets acquired on business combinations. Acquisition-related expenses were $20.1 million and $2.7 million for the first two quarters of 2005 and 2004 respectively. The following table provides an additional analysis of acquisition-related expenses for the periods indicated (in millions of dollars):

	Second Quarter of		First Two Quarters of
	2005	2004	2005	2004
Impairment of goodwill	-	-	18.0	-
Amortization of intangible assets	1.0	1.3	2.1	2.7
Total acquisition-related expenses	1.0	1.3	20.1	2.7

Impairment of goodwill was $18.0 million and nil for the first two quarters of 2005 and 2004 respectively. Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard.

We initially designated February 1st of each year as the date for our annual impairment test. During the third quarter of 2004, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. The change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

We completed our annual goodwill impairment test as of October 31, 2003 by comparing our enterprise fair value and our carrying or book value. This comparison indicated an aggregate enterprise fair value in excess of our book value. Accordingly, we determined that no impairment existed.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. Due to various events and changes in circumstances publicly announced in May 2004 that had reduced our fair value as of April 30, 2004, we performed such an impairment test in respect of the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. All impairment adjustments will be recognized as operating expenses in the period the adjustment is identified.

Amortization of intangible assets includes customer agreements and relationships, non-compete covenants, existing technologies, and trade names associated with the acquisitions we have completed to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded five

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years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets for the second quarter and first two quarters of 2005 were $1.0 million and $2.1 million respectively, compared to $1.4 million and $2.7 million respectively, for the same periods in 2004. The decrease in amortization expense for both comparable periods relates to several components of our acquired intangible assets that are now fully amortized. As of July 31, 2004, the amount of unamortized intangible assets was $6.1 million.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No intangible impairment has been recorded to-date in 2005, nor was any recorded in 2004.

Restructuring costs and asset impairment were $13.7 million and $16.1 million in the first two quarters of 2005 and 2004 respectively, and $13.2 million and $12.5 million for the second quarter of 2005 and 2004 respectively. As of July 31, 2004, we had a remaining restructuring provision of $3.7 million resulting from the three restructuring plans summarized below and described in Note 6 in the accompanying Notes to the Consolidated Financial Statements. The remaining restructuring reserve under each of the three previously announced restructuring initiatives is summarized below as well as the changes in the restructuring provision from April 30, 2004 to July 31, 2004 (in thousands of dollars):

Second Quarter of 2005	Provision as at April 30, 2004	Additional Charges	Revisions	Cash Payments	Non-Cash Payments	Provision as at July 31, 2004
June 2002
Office closure costs	115	-	523	(244)	-	394
May 2003
Workforce reduction	-	-	177	(177)	-	-
Office closure costs	434	-	724	(300)	-	858
May 2004
Workforce reduction	-	4,217	-	(2,943)	-	1,274
Office closure costs	-	1,743	-	(604)	-	1,139
Redundant assets	-	5,770	-	-	(5,770)	-
	549	11,730	1,424	(4,268)	(5,770)	3,665

During the second quarter of 2005, we incurred additional aggregate charges relating to our May 2004 restructuring initiative of $11.7 million comprised of $4.2 million for workforce reduction, $1.7 million for office closure costs and $5.8 million for redundant assets. Additionally, due to revised restructuring assumptions, we incurred revised charges of $1.4 million comprised of $1.2 million of office closure costs and $0.2 million in workforce reduction costs related to our June 2002 and May 2003 restructuring initiatives.

The provisions for our three restructuring initiatives were reduced in the second quarter by cash payments related to these initiatives of $4.3 million. In addition, we incurred a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

We have completed our workforce reduction obligations under each of the June 2002 and May 2003 restructuring plans. Accordingly, as at July 31, 2004, our remaining provision under these plans relates to office closure costs of approximately $1.3 million from the June 2002 and May 2003 restructuring initiatives. We expect that the remaining provision under all three plans will be drawn down by the end of the fourth quarter in 2008. We do not expect any significant additional restructuring expenses in connection with any of our restructuring initiatives. We currently anticipate that the activities under the May 2004 restructuring initiative will be complete by the end of the fourth quarter of 2005.

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In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

Our restructuring reserves and costs for our June 2002 restructuring plan were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for the May 2003 and May 2004 announcements were determined under the provisions of SFAS 146, which were valued using an estimated fair value method.

Other income (expense) was an expense for the second quarter and first two quarters of 2005 of $0.4 million and $0.6 million respectively, compared to income of $0.2 million and an expense of $0.4 million respectively, for the same periods in 2004. The decrease in the second quarter of 2005 as compared to the second quarter of 2004 is primarily a result of a $0.9 million gain on repurchase of convertible debentures included in the second quarter of 2004.

Overall, we incurred a loss of $51.6 million in the first two quarters of 2005, compared to a loss in the first two quarters of 2004 of $23.7 million. The increase in the loss in the first two quarters of 2005 is primarily attributable to the $18.0 million goodwill impairment charge included in the first quarter of 2005 and total revenues that are $5.1 million lower and operating expenses that are $5.6 million higher than those in the first two quarters of 2004.

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QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average per share amounts) for each of the quarters ended on the date indicated:

	April 30,	July 31,	Total
	2004	2004
2005
Revenue	13,256	11,065	24,321
Gross margin	7,791	5,892	12,964
Operating expenses	16,781	13,263	30,044
Loss	(28,943)	(22,699)	(51,642)
Basic and diluted loss per share	(0.71)	(0.56)	(1.27)
Shares used in loss per share calculation	40,706	40,706	40,706

	April 30,	July 31,	October 31,	January 31,	Total
	2003	2003	2003	2004
2004
Revenue	14,187	15,219	16,026	14,353	59,785
Gross margin	9,407	10,529	11,239	9,223	40,398
Operating expenses	12,848	11,576	12,204	16,982	53,610
Loss	(9,018)	(14,706)	(4,194)	(10,575)	(38,493)
Basic and diluted loss per share	(0.17)	(0.29)	(0.10)	(0.26)	(0.84)
Shares used in loss per share calculation	52,230	50,470	40,654	40,655	45,951

	April 30,	July 31,	October 31,	January 31,	Total
	2002	2002	2002	2003
2003
Revenue	16,824	18,028	17,501	18,030	70,383
Gross margin	8,945	10,091	11,734	12,982	43,752
Operating expenses	14,340	19,311	12,725	11,685	58,061
Loss	(6,082)	(18,487)	(5,152)	(108,474)	(138,195)
Basic and diluted loss per share	(0.12)	(0.35)	(0.10)	(2.08)	(2.65)
Shares used in loss per share calculation	52,237	52,241	52,233	52,224	52,234

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings, and sales of debt and equity securities. With $46.4 million in cash, short-term deposits, short- and long-term investments in corporate bonds and dividend received deduction ("DRD") eligible securities and $9.0 million in unutilized lines of credit, we believe we have sufficient liquidity to meet our current operating requirements based on our current internal forecasts. While we do not

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currently contemplate undertaking a financing transaction, the proceeds from any such transaction, should such a transaction occur, could be utilized to fund strategic transactions, for reducing debt, share buybacks, or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance.

We have subsidiaries in various jurisdictions around the world to enable us to conduct business in such jurisdictions. Some jurisdictions have currency control restrictions which require sometimes complex administrative processes and procedures be followed in order to transfer currency out of the jurisdiction. In addition, some jurisdictions have minimum capitalization requirements for conducting business in the jurisdictions creating a further restriction on removing funds from the jurisdiction. We believe that we currently have sufficient funds outside those jurisdictions in which we are subject to these restrictions to enable us to meet our current financial obligations as they come due.

The table set forth below provides a summary statement of cash flows for the periods indicated in millions of dollars:

	Second Quarter of		First Two Quarters of
	2005	2004	2005	2004
Cash used in operating activities (before restructuring)	(5.8)	(8.5)	(12.8)	(13.5)
Cash used in restructuring initiatives	(4.3)	(6.5)	(4.9)	(10.6)
Additions to capital assets	(0.1)	(1.0)	(1.0)	(2.6)
Acquisition of subsidiaries	-	(0.1)	-	(0.1)
Purchase of convertible debentures	-	(43.3)	-	(43.3)
Purchase of common shares	-	(27.2)	-	(27.2)
Net change in cash and cash equivalents and marketable securities	(10.2)	(86.6)	(18.7)	(97.3)
Cash and cash equivalents and marketable securities, beginning of period	56.6	163.4	65.1	174.1
Cash and cash equivalents and marketable securities, end of period	46.4	76.8	46.4	76.8

Cash used in operating activities (before restructuring) was $12.8 million and $13.5 million for the first two quarters of 2005 and 2004 respectively.

Additions to capital assets of $0.1 million in the second quarter of 2005 compared to additions of $1.0 million in the second quarter of 2004 represent investments that we have made in computing equipment and software to support our global operations.

Cash and cash equivalents and marketable securities. Cash and cash equivalents include short-term deposits and marketable debt securities maturing within three months from the balance sheet date. Short-term marketable securities are comprised of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of DRD eligible securities as well as debt securities maturing in excess of 12 months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade DRD eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors, which were updated during the first quarter of 2005. The updated provision stipulated a more conservative investment philosophy whereby all maturing investments will be re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. Since many of our investments had maturities in May 2004 and June 2004, the proceeds of these investments were re-

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invested in AAA-rated investments.

As of July 31, 2004, our current assets exceed our current liabilities by $11.2 million. This working capital surplus results primarily from $11.8 million of cash reserves, $24.6 million in short-term marketable securities and $10.0 million in current trade receivables. The liquidity of these assets provides financial flexibility to achieve our business objectives. Since January 31, 2004, our cash reserves have decreased by $18.7 million. Of this, $4.9 million were cash payments directly related to our restructuring initiatives, $0.7 million for our semi-annual debenture interest, $1.0 million related to capital asset acquisitions and $12.1 million for cash used in other operating activities. Similarly, our working capital has decreased since January 31, 2004 by $44.9 million, principally as a result of the use of cash in operations and restructuring activities, as well as the reclassification of $27.0 million of our convertible debentures to current liabilities from long-term liabilities. This reduction in working capital is comprised of lower short-term cash and cash equivalent balances of $1.3 million, lower short-term marketable securities of $10.0 million, lower accounts receivable of $4.1 million, lower prepaid assets of $0.7 million and higher current liabilities of $28.8 million (principally from the reclassification of $27.0 million of convertible debentures).

Of our $46.4 million cash and cash equivalent and marketable securities balance, 26 percent was in interest-bearing cash deposits, 22 percent was in DRD eligible securities, and 52 percent was in corporate bonds having terms to maturity of less than one year. The table below provides an analysis of our consolidated holdings of cash and investments in thousands of dollars with their credit ratings as at July 31, 2004:

	Standard & Poors (S&P) Rating	Percentage of Total	Amount
Interest-bearing cash deposits	-	26%	11,840

Marketable securities	AA	2%	1.030
	AAA	72%	33,552
		100%	46,422

Commitments and Contingencies
Contractual Obligations
To facilitate a better understanding of our contractual obligations, the following information is provided (in millions of dollars) in respect of our convertible debentures and operating lease obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Convertible Debentures (plus interests payments)	28.5	-	-	-	28.5
Operating Lease Obligations	3.8	4.9	0.6	-	9.3
Total	32.3	4.9	0.6	-	37.8

Commitments
On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.5 percent convertible unsecured subordinated debentures maturing on June 30, 2005. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, and August 2002, we cumulatively purchased for cancellation $3.0 million principal amount of the debentures. In addition, in July 2003 we purchased, and currently hold through a wholly-owned subsidiary, $45.0 million principal amount of the debentures. As of July 31, 2004, we had $72.0 million of these debentures outstanding, $45.0 million of which are held in a wholly-owned subsidiary.

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Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may be redeemed at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption or at maturity by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption or maturity date, as applicable.

We have not identified any reasonably possible circumstance that would trigger a default by us under the trust agreement for the debentures that would result in any early payment of the debentures. Interest obligations due in the current year are expected to be satisfied with a combination of cash reserves, the liquidation of short-term investments, and operating cash flows.

On December 8, 2003, we announced that 3078393 Nova Scotia Company, our wholly-owned subsidiary, had filed and had approved a normal course issuer bid authorizing it to purchase up to an aggregate of $3,599,750 principal amount of our remaining outstanding debentures. The purchases can occur from time to time over the 12 months following the announcement through the facilities of the TSX, if and when considered advisable by us. As of September 2, 2004, we have not purchased any debentures under this normal course issuer bid.

Contingencies
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the claim is without merit and are vigorously defending the claim.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints have been filed making substantially similar allegations and it is possible that one or more additional or amended complaints may follow. We believe all such claims are without merit and intend to vigorously defend all such matters.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate liability is not, at this time, expected to have a material effect on our annual results of operations, financial position or capital resources.

Guarantees
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002 for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee.

As of July 31, 2004, our guarantees that were issued or modified after December 31, 2002 were not material.

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Off-balance sheet arrangements
On January 17, 2003, the FASB issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to those entities (defined as Variable Interest Entities (VIEs), and more commonly referred to as special purpose entities (SPE)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIEs. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the end of the first interim or annual reporting period ending after March 15, 2004 for VIEs created prior to February 1, 2003.

We have not been involved in any transactions requiring consolidation as prescribed by FIN 46.

OUTSTANDING SHARE DATA

We have unlimited number of common shares authorized for issuance. As of September 2, 2004, we have 40,705,811 common shares issued and outstanding.

We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of September 2, 2004, there were options granted to purchase 3,468,670 common shares pursuant to these plans.

As described above in the "Commitments" subsection of the "Liquidity and Capital Resources" section, as of September 2, 2004 we have outstanding $72.0 million aggregate principal amount of 5.5 percent convertible unsecured subordinated debentures maturing on June 30, 2005, $45.0 million of which are held in a wholly-owned subsidiary. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may be redeemed at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption or maturity by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption or maturity date, as applicable.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition, changes in financial condition, or results of operation. Our significant accounting policies

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are discussed in the Notes to the Consolidated Financial Statements that are included in our 2004 US GAAP Annual Report that is filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commission across Canada; critical estimates inherent in these accounting policies include those listed in the MD&A section of the 2004 US GAAP Annual Report and listed in the headings below in this "Critical Accounting Policies and Estimates" section of this MD&A.

Our management has discussed the development and selection of our critical accounting policies with the Audit Committee and the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

Revenue recognition
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2, "Software revenue recognition" and its related amendments ("SOP 97-2"), and the US Securities and Exchange Commission’s Staff Accounting Bulletin 101, "Revenue recognition in financial statements" ("SAB 101").

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and is recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of service and software license. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor-specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue policies described below are then applied to each unit of accounting.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

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Long-Lived Assets
SFAS 142, "Goodwill and Other Intangible Assets," requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (October 31st for Descartes) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Other long-lived assets include capital assets and intangible assets. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Capital assets are depreciated according to the methods and rates described in the Notes to the Financial Statements included in our 2004 US GAAP Annual Report. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

Litigation
We are currently involved in patent litigation and class action litigation that are described in the Contingencies section of this MD&A and in Note 12 to the unaudited Consolidated Financial Statements for the period ended July 31, 2004 included in this report. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We account for contingences in accordance with the provisions of SFAS 5 "Accounting for Contingencies," which requires management to make certain judgments and estimates relating to potential future gains or losses that will ultimately be resolved when one or more future events occurs or fail to occur, and the likelihood of such events occurring or failing to occur.

Income Taxes
SFAS 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
INFORMATION

Certain statements made in the MD&A and elsewhere in this Quarterly Report constitute forward-looking statements, including statements relating to our expectations concerning future revenues and earnings, expenses and expenses as a percentage of revenues, gross and net margins, the amounts and timing of certain charges and expenses, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements based on current internal forecasts. When used in this document, the words "believes," "plans," "expects," "anticipates," "intends," "continues," "may," "will," "could," "should," and similar expressions, or the

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negative of such terms, are intended to identify forward-looking statements. We may also make oral and written forward-looking statements from time to time, in reports filed with Canadian and United States regulatory authorities and otherwise. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading Certain Factors That May Affect Future Results appearing elsewhere in this Quarterly Report. If any of such risks actually occur they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in our company will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

Recent Events may have a negative impact on our business.
We described various Recent Events earlier on pages 3 and 4 in this MD&A. In particular, in May 2004 we announced that we had reviewed our financial results for 2004 and that our audited results would differ materially from the unaudited results we had previously announced on March 10, 2004. While this review did not result in any restatement of prior period financial statements, our review did result in adjustments to our unaudited 2004 financial statements originally issued on March 10, 2004. We also announced a significant downsizing of our staff, office closures, the cancellation of certain leases and contracts, the write-off of redundant assets, the termination of our CEO, and the write-down of $18.0 million of goodwill. Following these announcements we experienced a significant drop in our stock price, which may have a negative impact on our ability to generate business with customers, our ability to retain key employees, and on our results of operations. Since these announcements, we have announced a restructuring charge in the second quarter of 2005 of $13.2 million. There can be no assurance that these announcements or the matters referred to therein will not have an adverse effect on our business and results of operations in future fiscal periods.

We intend to hire a new CEO.
On May 6, 2004, we announced the termination of our CEO and the forming of an office of the CEO. Although we anticipate hiring a new CEO, it will take time to find an appropriate replacement. Our performance is highly dependent on the performance of senior management. Any inability to hire a new CEO appropriately qualified for our business, culture and challenges, in a timely manner, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

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We may face delisting by Nasdaq.
If our stock price continues to decline it may result in a failure to comply with the Nasdaq listing criteria and could result in a delisting of our stock on Nasdaq. A delisting will result in the inability of our shareholders to trade our securities on Nasdaq.

We face securities class action litigation.
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints have since been filed making substantially similar allegations and it is possible that one or more additional or amended complaints may follow. There can be no assurance that any such claims won’t have a material adverse effect on our results of operations or financial position.

We have a history of losses and expect to incur losses in the future, which may negatively impact the price of our securities.
We have incurred losses in the current fiscal quarter and fiscal year as well as in prior fiscal quarters and fiscal years. As at July 31, 2004, our accumulated deficit was $407.0 million. We believe that the success of our business depends on our ability to reduce our operating expenses to a level at or below our revenues. There can be no assurance that we can generate expense reductions or revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained. If our revenues fail to grow or our operating expenses increase without a corresponding increase in our revenues, or we fail to adjust operating expense levels appropriately, we may not be able to achieve or sustain profitability, which would increase the possibility that the value of your investment will decline.

Our operating results, which may vary significantly from quarter to quarter and therefore be difficult to predict, may fail to meet investment community expectations. Any such failure may negatively impact the price of our securities.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Fluctuations in the demand for our services and products;
•	Our ability to reduce or limit increases in our operating expenses;
•	The successful implementation and market acceptance of our pricing and revenue model;
•	Price and functionality competition in our industry;
•	Changes in the productivity of, and costs associated with, our distribution channels and international operations;
•	Changes in legislation and accounting standards, including standards relating to revenue recognition, and stock-based compensation;
•	Variances in the size, timing and collection of orders and, in particular, license transactions;
•	Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers;
•	Legal costs incurred in bringing or defending litigation; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues

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are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

We could be exposed to business risks in our international operations that could limit the effectiveness of our growth strategy and cause our operating results to suffer.
While our headquarters are in North America, we currently have operations in both Europe and the Asia Pacific region. Though we have reduced our presence in these geographies, we anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:
•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange rates;
•	Multiple and possibly overlapping tax structures and the burdens of complying with a wide variety of foreign laws;
•	Trade restrictions;
•	Changes in tariff rates;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some international markets; and
•	Other risk factors set out in this report.

From time to time, we may be subject to additional litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss — even if our services and products perform in accordance with their functional specifications. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

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Our restructuring initiatives may not achieve their intended results and may impair our ability to achieve and sustain profitability.
We previously implemented separate restructuring plans in each of August 2001, June 2002 and May 2003. In May 2004, we announced that we were undertaking an additional restructuring. For the first two quarters of 2005 we incurred restructuring charges of $13.7 million and reduced our global workforce by 45 percent. We expect that we will continue our efforts to streamline operations, improve efficiency and align our cost structure with our revenues in order to meet our business and profitability objectives. The objective of the restructuring plans is to reduce our cost structure and generate greater operating efficiencies through reductions in our workforce, and through consolidation of personnel facilities and termination of operating contracts. Workforce reductions could negatively impact our remaining employees, including those directly responsible for sales, and limit our ability to pursue new revenue opportunities. Further, the failure to retain and effectively manage remaining employees could increase our costs, hurt development and sales efforts, and impact the quality of our customer service. As a result, these changes may affect our ability to pursue new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could harm our business, results of operations and financial condition.

We may be unable to attract and retain key personnel, which would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

If our existing customers cancel any remaining portions of their contracts with us, or fail to either renew contracts for services and products or purchase additional services and products, our business would be adversely affected.
We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products, due in part to the announcement of Recent Events described on pages 3 and 4 of this MD&A or otherwise, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:
•	Recent announcements that we have made regarding our financial condition, restructuring initiatives and termination of our CEO;
•	Budgetary constraints related to economic uncertainty;
•	Dissatisfaction with product or service quality;
•	Difficulty in prioritizing a surplus of information technology projects; or
•	Changes in business strategy or priorities or for other reasons.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

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We may in the future have increasing difficulty obtaining and maintaining cost-effective insurance that may have a material adverse effect on our business, results of operations and financial condition, as well as restrict our ability to attract and retain outside directors for our board of directors.

We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer indemnification insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our board.

Our common stock price has in the past been volatile and may also be in the future.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Rumors or dissemination of false and/or misleading information;
•	Changes in management;
•	Conditions and trends in the supply chain technology industry;
•	Corporate security breaches;
•	Adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;
•	Our inclusion or removal from stock exchange composite indexes or sub indexes;
•	Adoption of new accounting standards affecting the supply chain technology industry;
•	Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of a company’s stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the one in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when the

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estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

Some of our customers operate in industries that have been experiencing declining demand or consolidation of participants. If these industries continue to experience economic difficulties or consolidate, then these customers may generate less revenue for our business.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline or disappearance in the revenues that we receive from consolidating customers.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations and growth strategy may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through the sale of our debt and equity securities. As of July 31, 2004, we had cash, cash equivalents and marketable securities of approximately $46.4 million and unutilized lines of credit of $9.0 million. While we believe that our resources will be sufficient to meet our contemplated operational and restructuring needs, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

Our indebtedness may have a material adverse effect on our financial condition.
In June 2000, we completed a convertible debt offering of $75.0 million in 5.5 percent convertible unsecured subordinated debentures that are due June 2005. As of July 31, 2004, we had repurchased $48.0 million of these debentures, $3.0 million of which were cancelled and $45.0 million of which are held by a wholly-owned subsidiary, leaving $27.0 million in outstanding debentures that are not held by our subsidiary. In December 2003, the Toronto Stock Exchange approved the purchase by this subsidiary of up to an aggregate of $3.6 million of additional outstanding debentures, which purchases could happen from time to time before December 8, 2004. Our indebtedness could have important consequences for investors. For example, it could:
•	Increase our vulnerability to general adverse economic and industry conditions;
•	Limit our ability to obtain additional financing;
•	Require the dedication of a portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;
•	If the outstanding principal amount of our convertible debentures is satisfied by us on redemption or maturity through the issuance by us of common shares, the aggregate number of outstanding shares will be increased significantly and may result in a material decline in the market price for our common stock;

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•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
•	Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

Continued regional and/or global economic, political and market conditions, including acts of terrorism and armed conflict, may cause a decrease in demand for our supply chain services and software which may negatively affect our revenue and operating results.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from military action in Iraq and the global war on terrorism may continue to negatively impact our customers and cause them to limit or reduce spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

Failure to achieve broad market acceptance of the way in which we price and deliver services and products could have a material adverse effect on our business and results of operation and financial condition.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis; and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to generate broad market acceptance of our services and products, serious harm could result to our business.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative

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advantages:
•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Profitable operations;
•	Superior product functionality in specific areas;
•	Greater name recognition;
•	A broader range of products to offer;
•	Better performance;
•	A larger installed base of customers;
•	Established relationships with customers that we are targeting; or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third-parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

Our customers may experience delays or difficulties in the installation and use of our services and products, which could lead to claims for damages by our customers, loss of revenue or delays in the market acceptance of our services and products.
When one of our products is implemented, the environment into which it is installed is complex and typically contains a wide variety of systems and third-party software with which our software must be integrated. As a result, some customers may have difficulty or be unable to implement our products successfully within anticipated timeframes or otherwise achieve their expected benefits. Further, even when our products are fully implemented and free of errors or defects, our services and products may not be delivered to the satisfaction of our customers. These problems may result in claims for damages suffered by our customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors, complete implementations or address customer dissatisfaction.

System or network failures in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

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Serious harm to our business could result if there is a security failure or virus proliferation with our services and products.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse effect on our reputation, business, results of operation and financial condition.

Errors or defects in our products, which may harm our reputation and cause us to lose customers or incur adverse legal judgments, may be difficult to detect prior to implementation.
Some of our products are complex. This complexity can make it difficult to detect errors or failure in our products prior to implementation. Although we conduct testing and quality assurance through a release management process, we may not discover errors in our products until our customers install and use a given product or until the volume of use of that product increases. We may not be able to correct any detected errors or failures in a timely manner, if at all. Alleviating such errors could require significant expenditure of capital and other resources. These problems may result in claims for damages suffered by customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors or defects.

If the development of our services and products fails to keep pace with our industry’s rapid evolution, our future results may be materially and adversely affected.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce or any deterioration in the relationship with our third-party outsourced development provider could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:
•	Meet or exceed technological advances in the marketplace;
•	Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
•	Comply with changing industry standards;
•	Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time;
•	Achieve market acceptance;
•	Integrate third-party technology effectively; and
•	Respond to competitive offerings.

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If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our operating performance and financial condition.

Our lengthy and variable sales cycle makes it difficult for us to predict when, or if, sales will occur and, therefore, we may experience an unplanned shortfall in revenues.
Our services and products have a lengthy and unpredictable sales cycle that contributes to the uncertainty of our operating results. Customers typically view the purchase of our services and products as a significant and strategic decision. As a result, customers and prospects generally evaluate our services and products and determine their impact on existing infrastructure over a lengthy period of time. Our sales cycle typically averages between three and nine months, depending on the solution a particular customer is purchasing, a particular customer’s implementation requirements and whether the customer is new or is extending an existing implementation. Services and products that include a license to our software products usually require a significant up-front license payment, which may be subject to delays if the customer has lengthy internal budgeting, approval, and evaluation processes. Additionally, in the current economic environment, many companies have reduced their budgets for information technology spending. If companies continue reducing their spending on information technology assets, we may be subject to additional delays and corresponding reductions in sales of our services and products. Moreover, we may incur significant selling and marketing expenses during a customer’s evaluation period, including the costs of developing a full proposal and completing a rapid proof-of-concept or custom demonstration. Larger customers may purchase our services and products as a part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays. Also, our customers may delay their purchasing decisions in anticipation of new or enhanced services or products that we, or our competitors, may introduce. Further, any prolonged decline in the demand for technology services and products could reduce the market for our services and products, making sales more difficult. If revenues forecasted from a specific customer for a particular quarter are not realized or are delayed to another quarter, we may experience an unplanned shortfall in revenues, which could adversely affect our operating results.

Our efforts to develop and sustain strategic relationships to implement and promote our services and products may fail, which could have a material adverse effect on our results of operation and financial condition.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

We depend on our third-party providers for our services and product offerings and our business. If our relationships with any of these third-party providers are impaired, our business could be harmed.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems

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would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products’ capabilities.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our services.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. A complaint alleging patent infringement has been filed against us by ArrivalStar, Inc. in the United States District Court for the Southern District of New York. This claim or any intellectual property claim, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third-parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.
Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency

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exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operation and financial condition.

We may not realize the expected benefits from any of our acquisitions, and if we cannot address the challenges presented by any such acquisitions, our operating results may be harmed.
In the past, we have acquired businesses to expand our operations or market presence, and we may continue our expansion by acquiring or investing in companies, assets or technologies that complement our business and offer opportunities for growth. These transactions involve many risks and challenges that we might not successfully overcome, including:
•	Difficulties in integrating technologies, products, personnel and operations;
•	Disruption of our ongoing business and diversion of management's attention from other business concerns;
•	Risks of entering markets in which we have no or limited prior experience;
•	Issuances of equity securities that may dilute your ownership interest in our common stock;
•	Cash payments to, or the assumption of debt or other liabilities of, the companies we acquire;
•	Large write-offs related to goodwill, intangible assets and acquired research and development;
•	Difficulties in realizing the expected benefits of the transaction;
•	Difficulties in retaining key employees;
•	Difficulties in maintaining controls, procedures and policies during the transition and integration;
•	Adverse effects to relationships with partner companies or third-party providers of technology or products; and
•	Failure of our due diligence process to identify significant issues with product quality, product architecture, legal and financial contingencies, and product development, among other things.

We may be treated as a "Passive Foreign Investment Company" for US income tax purposes resulting in adverse tax consequences for US investors in our common shares.
If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to the holders of our equity securities who are citizens or residents of the US for federal income tax purposes, and other holders of equity securities who may be subject to US federal income tax law. If you are such a person, you should consult with your own US tax advisors with respect to the US tax consequences of investing in our securities. We have not assumed, and do not assume, any obligation to make timely disclosure with respect to our PFIC status.

New laws or regulations affecting commerce on the Internet, importing/exporting or transportation could reduce the use of our services and products by customers, result in tax assessments against us or require us to change the methods by which we do business. This could materially adversely affect our results of operation and growth.
US, Canadian and other foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. In addition, certain of our services and products, including some ocean carrier products and our automated manifest products, were designed to assist customers to comply with various regulatory requirements relating to transportation/shipment and importing/exporting of goods. The adoption, interpretation, amendment or repeal of these laws and regulations, as well as laws governing such things as taxation of commerce, consumer protection, libel, property rights and personal privacy, could adversely affect customers’ general use of the Internet as a communications and commercial medium or customers’ use of our supply chain services and products. If this occurs, this would reduce our revenues and have a material adverse effect on our growth, thereby adversely

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impacting our operating performance and financial condition. Further, laws and regulations relating to taxation of services and products that are delivered over the Internet or other networks continue to develop and tax regulations or rulings that are adverse to our pricing or delivery model could result in significant assessments against us or require us to change the methods by which we conduct our business.

If requirements relating to accounting treatment for employee stock options are changed, we may be forced to change our business practices and our business may be materially adversely affected.
If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense. As a result, we may re-evaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business.

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The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:     (519) 746-8110
   (800) 419-8495
Fax:      (519) 747-0082

info@descartes.com
www.descartes.com